Issuer Free Writing Prospectus

Dated July 1, 2015

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus Dated June 24, 2015

Registration Statement No. 333-205197

GC AESTHETICS PLC

FREE WRITING PROSPECTUS

This issuer free writing prospectus relates only to the proposed initial public offering of the Company’s ordinary shares and should be read together with the preliminary prospectus dated June 24, 2015 (the “Preliminary Prospectus”) filed by GC Aesthetics plc (the “Company”) and included in the registration statement on Form F-1 (File No. 333-205197) relating to such offering. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Company has filed with the Securities and Exchange Commission (the “SEC”) for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The Preliminary Prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1642195/000119312515233506/0001193125-15-233506-index.htm.

The article attached as Annex A was originally published by Irish Independent (the “Irish Independent Article”). The article attached as Annex B was originally published by The Sunday Business Post (“The Sunday Business Post Article” and together with the Irish Independent Article, the “Articles”). The Sunday Business Post Article first appeared online on June 27, 2015 and the Irish Independent Article first appeared online on June 28, 2015. The Articles reported on certain statements made by Ayse Kocak, the Chief Executive Officer and a director of the Company.

The Articles were not prepared or reviewed by the Company or any other offering participant prior to their publication. Irish Independent and The Sunday Business Post, the publishers of the Articles, routinely publish articles on business news. Neither Irish Independent nor The Sunday Business Post are affiliated with the Company and no payment was made, nor was any consideration given, to Irish Independent or The Sunday Business Post by or on behalf of the Company or any other offering participant in connection with the publishing of the Articles. Statements in the Articles that are not attributed directly to Ms. Kocak represent their respective authors’ or others’ opinions and are not endorsed or adopted by the Company. In addition, notwithstanding the statements in the Irish Independent Article, the Company does not currently intend to float its shares on the New York Stock Exchange.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if requested by calling BofA Merrill Lynch at 866-500-5408 or Deutsche Bank Securities at 800-503-4611.

ANNEX A

GC Aesthetics breast implant firm may raise $75m in US IPO

Bill McCabe backed group files for US flotation to fund major growth plan

Gavin McLoughlin                                                      Published 28/06/2015 | 2:30

GC Aesthetics, a Sandyford breast implant manufacturer backed by e-learning pioneer Bill McCabe, is to float on the New York Stock Exchange.

It has been suggested that the firm may raise over $75m from investors. BofA Merrill Lynch, Deutsche Bank and Cowen & Company are the joint bookrunners on the IPO. The company raised $60m from investors including private equity group Montreux in March last year, having previously raised $30m in an funding round back in 2010.

In a prospectus filed with the US Securities Exchange Commission, the company says it wants to become “the trusted brand and partner for women seeking to look healthy, youthful, vibrant and beautiful, and to feel confident about themselves throughout their lifetime.”

The company’s CEO, Ayse Kocak told the Sunday Independent that floating on the stock market would help it achieve its vision more quickly. “Our vision... certainly requires that we expand our existing business, and add other female aesthetic products to our portfolio.

“We’ve had very healthy growth in 2014 and also in the first quarter of 2015. And we’re going to invest to continue that growth, we’re going to invest in our salesforce and different marketing programmes that we have out there.

“We’ve filed our prospectus and the SEC is going to review it. They need to approve it before we can actually get on the road and start talking to investors. We’re hoping as soon as possible, but we can’t give a date for when the company will float. I wish I knew.

“Our goal is to serve our customers in the best possible way and we’re also going to be looking into improving the way we serve our customers, this could be putting in more call centres and a couple of other things that we do.”

Kocak said Korea, China and Thailand are markets where the company will seek to expand. She praised McCabe’s contribution to the company.

“Bill is great. He’s been on the board of the company since I joined as CEO. He’s a fantastic entrepreneur. I’m really happy to have Bill on board. He’s an important shareholder for us.

“Certainly we’re seeing market growth in the breast implant field. This market growth is different from region to region, we tend to see higher growth in Latin America and Asia-Pacific markets than in Europe.

“In the overall aesthetics market there is meaningful growth, and I think this is driven by a couple of things. One is that female disposable income is increasing and I think they have more money for these procedures or these products. I think secondly, the perception of aesthetics is also changing.

“I don’t have the data specifically for the Irish market, but I wouldn’t say it’s one of the largest or highest growing.”

In its SEC filings, the company says it has a “diversified revenue base”, with almost half of its 2014 sales figure of $52.8m coming from Europe, the Middle East and Africa.

Around 42pc came from Latin America and 11pc from the Asia-Pacific region. Revenues jumped 18pc on 2013, but overall the company lost $89.4m. It had an accumulated deficit of $183.5m as of the end of last year.

“The global aesthetics products market in 2014 was estimated at $6.5bn in total sales and is expected to grow at a CAGR (compound annual growth rate) of nearly 12pc, reaching almost $10.2bn in total sales by 2018, according to Medical Insight,” the prospectus says.

“We believe the overall market growth is driven by multiple factors, including a growing middle class, increasing female disposable income and increasing awareness and acceptance of aesthetics procedures, as well as continuous innovation and improved accessibility to aesthetics procedures, through an increase in the number of surgeons,” the document reads.

“The number of middle- and upper-income women globally is forecasted to grow at a CAGR of approximately 5pc from 2014 to 2019 to 346 million, according to industry sources.”

The prospectus says new products the -company plans to launch this year include a -specialised bra that “allows women to -experience the look and feel of fuller breasts instantly”. “We believe this will lead to an increase in the number of women considering surgical augmentation and consulting surgeons,” the company said.

The company also plans to launch a gel product that is designed to minimise the appearance of post-surgery scars.

Risk factors identified in the prospectus include recent studies that questioned the long-term safety of breast implants, and the “significant net operating losses” that the company says cannot assure investors that the company will ever achieve or maintain profitability.

Belfast-born McCabe is one of this country’s most successful technology entrepreneurs. He floated e-learning company CBT on the -NASDAQ and his Oyster investment group has taken stakes in companies like Fieldaware, Muzu.Tv, Complete Telecom and Data Hug.

He has also invested in property through LNC Properties which has been active in Germany and the UK, and was ranked 84th on the Sunday Independent rich list for 2015.

Sunday Indo Business

ANNEX B

Breast implant firm plans Nasdaq float to fund growth

Published: 22:55, 27 June 2015 by Roisin Burke

GC Aesthetics, the Dublin silicon breast implant company backed by tech tycoon Bill McCabe and the Barry’s Tea family, is planning a Nasdaq listing to further take advantage of a booming $6.5 billion cosmetic surgery market.

The float will help to power expansion in new markets and acquisitions, the company is also exploring opening an R&D centre and a customer call centre in Ireland.

“We’ve a lot of very exciting plans for the future,” chief executive Ayse Kocak said last Friday. “We want to become the trusted brand in female aesthetics, and this IPO will help us achieve that faster.”

The board of the company includes Oyster Capital Partners Bill McCabe and Ryanair director Declan McKeon.

“Bill is a fantastic entrepreneur and it has been wonderful to have him on board as an investor. He is very supportive and his vision is very valuable,” said Kocak, who is herself based in Mexico but comes to Ireland regularly and has an apartment here.

Revenues were $52.8 million for 2014, though it had an operating loss of $15 million. For the first quarter of 2015 revenue was around $13 million.

A breast implant company called Sientra went public on the Nasdaq last year and its stock has risen 40 per cent in a year, which GC sees as auguring well for its plans.

“We have very healthy revenue and had a healthy growth of our business last year and in the first quarter of this year,” said Kocak.

“The goal is to continue that and take more share from the competition and expand into new markets.

“We expanded into Mexico last year and that has been very successful. We’re looking at new markets in the Asia Pacific region and this will help.”

Regarding Ireland, Kocak said: “We are considering doing more R&D work based in Ireland and we’re talking to Enterprise Ireland about that.

“We do know that Ireland has some universities and institutions that are considering the silicone area of research that may help us develop further products.

“We have nothing formally arranged, but Enterprise Ireland has been great in guiding us in that area.

“We’re considering improving what we do for our customers with a new call centre and we’re considering Ireland for that.”

GC’s main markets are Europe, the Middle East and Asia and Latin America.

It makes more than 250,000 implants a year under its Nagor and Eurosilicone brand names.

It has raised in the region of $75 million in funding in the past two years.